SECURI[illegible] 06005205 [illegible]ON

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SEC FILE NUMBER
8- 66894

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 MM/DD/YY AND ENDING 12/31/2005 MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brady Ware Corporate Finance, LLC

OFFICIAL USE ONLY
135111
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One S. Main Street, Suite 600
(No. and Street)

Dayton (City) Ohio (State) 45402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary C. Ellinger (937) 223-5247
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G Financial Services, Inc.
(Name – *if individual, state last, first, middle name*)

32125 Solon Road, Suite 200 (Address) Cleveland (City) Ohio (State) 44139 (Zip Code)

PROCESSED
MAY 23 2006
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffery A. Klank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brady Ware Corporate Finance, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRADY WARE CORPORATE FINANCE, LLC

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE PERIOD FROM INCEPTION (FEBRUARY 7, 2005) TO DECEMBER 31, 2005

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period from Inception February 7, 2005 to December 31, 2005

Brady Ware Corporate Finance, LLC
(Name of Respondent)

One S. Main Street
Suite 600
Dayton, Ohio 45402
(Address of Principal Executive Office)

Mr. Gary C. Ellinger
Brady Ware Corporate Finance, LLC
One S. Main Street
Suite 600
Dayton, Ohio 45402
(937) 223-5247
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

TABLE OF CONTENTS

SS&G Financial Services
Certified Public Accountants & Advisers

Independent Auditors' Report

Cleveland Office
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

To the Member
Brady Ware Corporate Finance, LLC

We have audited the accompanying statement of financial condition of Brady Ware Corporate Finance, LLC as of December 31, 2005, and the related statements of income, changes in member's equity, and cash flows for the period from inception (February 7, 2005) to December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brady Ware Corporate Finance, LLC at December 31, 2005, and the results of its operations and its cash flows for the period from inception (February 7, 2005) to December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

S S + G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 21, 2006

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS	
Cash	$ 51,230
Accounts Receivable	10,150
Work in Process	42,699
TOTAL ASSETS	$ 104,079
LIABILITIES AND MEMBER'S EQUITY	
Affiliate Payable	$ 22,691
TOTAL LIABILITIES	22,691
MEMBER'S EQUITY	81,388
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 104,079

See accompanying notes to financial statements.

BRADY WARE CORPORATE FINANCE, LLC

STATEMENT OF INCOME

FOR THE PERIOD FROM INCEPTION OF OPERATIONS (FEBRUARY 7, 2005) THROUGH DECEMBER 31, 2005

REVENUES	$	78,506
OPERATING EXPENSES		62,618
NET INCOME	$	15,888

See accompanying notes to financial statements.

BRADY WARE CORPORATE FINANCE, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE PERIOD FROM INCEPTION OF OPERATIONS (FEBRUARY 7, 2005) THROUGH DECEMBER 31, 2005

Balance, February 7, 2005	$ -
Contributions	65,500
Net Income	15,888
Balance, December 31, 2005	$ 81,388

See accompanying notes to financial statements.

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM INCEPTION OF OPERATIONS (FEBRUARY 7, 2005) THROUGH DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 15,888
Adjustments to reconcile net income to net cash used in operations	
(Increase) decrease in:	
Accounts Receivable	(10,150)
Work in Process	(42,699)
Increase (decrease) in:	
Accounts Payable	22,691
NET CASH USED IN OPERATING ACTIVITIES	(14,270)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member contributions	65,500
NET CASH PROVIDED BY FINANCING ACTIVITIES	65,500
NET INCREASE IN CASH	51,230
CASH, beginning of period	-
CASH, end of period	$ 51,230

See accompanying notes to financial statements.

NOTE A - Summary of significant accounting policies

Organization and business activity
Brady Ware Corporate Finance, LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934. The Company was formed on February 7, 2005, as an Ohio limited liability company; as such, its members possess limited liability for obligations of the Company. The Company is a wholly-owned subsidiary of Brady Ware Capital, LLC. The Company will continue to exist perpetually unless terminated earlier in accordance with the operating agreement.

As a member the National Association of Securities Dealers, Inc. (NASD), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(1) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $5,000, pursuant to the SEC's Uniform Net Capital Rule 15c3-1. The Company's net capital balance was $28,539 at December 31, 2005. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 0.8 to 1 at December 31, 2005.

Basis of accounting
The Company prepares its financial statements on the accrual basis of accounting according to generally accepted accounting principles.

Accounts receivable
Accounts receivable are stated at net realizable value. The Company provides an allowance for doubtful accounts based on management's periodic review of accounts. Accounts are considered delinquent when payments have not been received within the agreed upon terms, and are written off when management determines that collection is not probable. As of December 31, 2005, management has determined that no allowance for doubtful accounts is required.

Income taxes
The Company, with the consent of its members, has elected to be formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

NOTE A - Summary of significant accounting policies, continued

Concentration of credit risk
The Company transacts business with two primary customers. At December 31, 2005 the outstanding accounts receivable was from only one of those customers.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE B - Related parties

The Company has an expense sharing agreement with its sole member for the allocation of various administrative and operational support services. During 2005, costs relating to the agreement totaled $7,646.

At December 31, 2005 the Company has a payable to an affiliated company, due to common ownership, for expenses paid on behalf of the Company in the amount of $22,691.

SS&G Financial Services
Certified Public Accountants & Advisers

Cleveland Office
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

Independent Auditors' Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member
Brady Ware Corporate Finance, LLC

We have audited the accompanying financial statements of Brady Ware Corporate Finance, LLC as of and for the period ended December 31, 2005, and have issued our report thereon dated February 21, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S S + G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 21, 2006

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

DECEMBER 31, 2005

NET CAPITAL		
Total member's equity from statement of financial condition	$	81,388
Deductions and/or charges		
Nonallowable assets: Accounts receivable & work in process		52,849
Net capital before haircuts on security positions		28,539
Haircuts on securities		-
NET CAPITAL	$	28,539
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	2,836
Minimum dollar required net capital	$	5,000
Net capital requirement	$	5,000
EXCESS NET CAPITAL	$	23,539
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		80%
NET CAPITAL AT 1200%	$	6,000
EXCESS CAPITAL AT 1200%	$	22,539
AGGREGATE INDEBTEDNESS		
Total liabilities from statement of financial condition	$	22,691

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2005

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" or "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3 under Section (k)(1) of the rule.

Cleveland Office
32125 Solon Road
Suite 200
Cleveland, Ohio 44139
(440) 248-8787
fax (440) 248-0841
www.SSandG.com

Supplemental Report of Independent Auditors on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Member
Brady Ware Corporate Finance, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Brady Ware Corporate Finance, LLC, for the period ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

S S + G Financial Services, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

Cleveland, Ohio
February 21, 2006